Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: November 16, 2004



List of materials


Documents attached hereto:


i) A press release regarding Subsidiary Balance Sheet Correction



Further to the Results of Tracking Stock announcement released on 29 October 2004 at 17:49 under RNS number 5923E.

                                                                      No.04-057E
                                                               November 16, 2004

                                                  Company name: Sony Corporation
                                                  Representative Title and Name:
                            Chairman, Representative Corporate Executive Officer
                                                                   Nobuyuki Idei
                             (Stock code: 6758 Tokyo Stock Exchange 1st Section)
                                                     (Tracking Stock Subsidiary)
                            Company name: Sony Communication Network Corporation
                                                  Representative Title and Name:
                                      Representative Director, President and CEO
                                                                  Senji Yamamoto
                           (Stock code: 6758-5 Tokyo Stock Exchange 1st Section)



Notice regarding the correction of certain line items from the Consolidated Financial Results for the Quarter and Six-month Period ended September 30, 2004, previously announced as of October 28, 2004, for Sony Communication Network Corporation, a Subsidiary Tracking Stock of Sony Corporation.

The correction is of certain line items within the section "Liabilities and Stockholders' Equity" contained in Sony Communication Network Corporation's Consolidated Balance Sheets for the quarter and six-month period ended September 30, 2004. Line items that have been corrected within this section are marked with an asterisk ("*").

Original

Condensed Consolidated Balance Sheets
                                                              (Millions of yen)
LIABILITIES AND STOCKHOLDERS'  September 30          March 31     September 30
 EQUITY                                2003              2004             2004
                                     --------          --------        ---------
Current liabilities                   4,929             5,167            6,525*
                                     --------          --------        ---------
 Account payable, trade               2,454             2,463            2,561
 Current portion of long-term           200                 -                -
  borrowing from parent company
 Accrued expense                      1,461             1,711            1,322
 Accrued income taxes                   104               197              465
 Accrued bonuses                        216               239              226
 Accrued customer incentive               -                81              138
  program
 Other accruals                           -                 -                2
 Other                                  494               475            1,811*
Long-term liabilities                   119               140              160*
                                     --------          --------        ---------
 Accrued severance costs for             81                93              105
  employees
 Accrued severance indemnities           38                47               55
  for directors
Total liabilities                     5,048             5,306            6,685
                                     --------          --------        ---------
Minority interest                        47                58              704
                                     --------          --------        ---------
Total stockholders' equity            7,655             7,636           10,397
                                     --------          --------        ---------
Total liabilities and                12,751            13,001           17,786
 stockholders' equity
                                     --------          --------        ---------

Corrected

Condensed Consolidated Balance Sheets

                                                              (Millions of yen)
LIABILITIES AND STOCKHOLDERS'  September 30          March 31     September 30
 EQUITY                                2003              2004             2004
                                     --------          --------        ---------
Current liabilities                   4,929             5,167            6,225*
                                     --------          --------        ---------
 Account payable, trade               2,454             2,463            2,561
 Current portion of long-term           200                 -                -
  borrowing from parent company
 Accrued expense                      1,461             1,711            1,322
 Accrued income taxes                   104               197              465
 Accrued bonuses                        216               239              226
 Accrued customer incentive               -                81              138
  program
 Other accruals                           -                 -                2
 Other                                  494               475            1,511*
Long-term liabilities                   119               140              460*
                                     --------          --------        ---------
 Accrued severance costs for             81                93              105
  employees
 Accrued severance indemnities           38                47               55
  for directors
 Other*                                  -*                -*              300*
Total liabilities                     5,048             5,306            6,685
                                     --------          --------        ---------
Minority interest                        47                58              704
                                     --------          --------        ---------
Total stockholders' equity            7,655             7,636           10,397
                                     --------          --------        ---------
Total liabilities and                12,751            13,001           17,786
 stockholders' equity
                                     --------          --------        ---------

For inquiries, please contact:
Sony Corp., IR Office
-----------------------
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001
Tel: (03) 5448-2180
www.sony.co.jp/IR/

Sony Communication Network Corporation, IR Section
----------------------------------------------------
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001
Tel: (03) 3446-7210
www.so-net.ne.jp/corporation/IR/